

August 22, 2013

Via E-mail
Ryo Kubota, M.D., Ph.D.
Chairman, President and Chief Executive Officer
Acucela, Inc.
1301 Second Avenue, Suite 1900
Seattle, Washington 98101

>   **Re: Acucela, Inc.**
>   **Amendment No. 2 to Draft Registration Statement on Form S-1**
>   **Submitted August 8, 2013**
>   **CIK No. 0001400482**

Dear Dr. Kubota:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Dilution, page 33

1. Please revise the presentation to start with the historical net tangible book value instead of pro forma net tangible book value.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 41

2. As a continuing reminder to comment two, since you have not disclosed an estimated offering price we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified and continue to present the following comments. We may have further comments in this regard when the amendment containing that information is filed.

- Please provide in your filing, containing the IPO price range, a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.
- Please provide additional disclosure through the date of effectiveness for all additional equity issuances including stock options, warrants, convertible preferred stock and debt, if any, since the latest balance sheet date.
- Please disclose the volatility factor used in the May 1, 2013 valuation.

Notes To Condensed Financial Statements (unaudited)
Note 6. Equity Transactions
CEO Equity Agreement, page F-36

3. We have the following comments concerning the share-based compensation transactions described herein:
   - In Note 16. Subsequent Events (page F-27) of your audited Financial Statements you state "In May 2013, the board of directors granted an award of shares of restricted stock to Dr. Ryo Kubota pursuant to his employment agreement and consistent with prior practices." On page 46 you state that "As of May 1, 2013, our board of directors determined the deemed fair value of our common stock to be $22.69 per share. Our board of directors determined this price taking into account the third-party valuation of our common stock performed as of May 1, 2013, which estimated that the deemed fair value of our common stock at that time was $22.69 per share, and the acceleration of our development programs described below." Please explain why 20,816 of the 31,452 shares granted to Dr. Kubota at the May 2013 board meeting were priced at $10.33 per share instead of the $22.69 per share fair value of your stock determined on May 1, 2013.
   - You state on page 103 in "Loans to Executive Officers" that Dr. Kubota delivered notes to the company in the aggregate principal amount of $626,000. You also state that in 2012 you funded the repayment in full of these notes along with $359,000 to offset any additional taxes. Please provide additional disclosure in "CEO Equity Agreement" on page F-26 or tell us where the disclosure has been included in the financial statements.
   - As previously stated please discuss, in your filing containing the IPO price range, how you considered the IPO price in determining the stock compensation recorded for shares issued in the second quarter of 2013 to Dr. Kubota.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact James Peklenk at (202) 551-3661 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

Via E-mail
Stephen M. Graham, Esq.
Fenwick & West LLP
1191 Second Avenue, 10th Floor
Seattle, Washington 98101